June 29, 2021

Ron Alper

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C.  20549

Re: PF ROYALTY I LLC (the “Company”)

Offering Statement on Form 1-A

Filed April 21, 2021

Amendment No. 4 to Offering State on Form 1-A

File No. 024-11508

Dear Mr. Alper:

We have filed an Amendment No. 4 to the Offering Statement to correct an error in the previously filed Amendment No. 3.  Please review Amendment No. 4 together with the previously filed correspondence and exhibits.

We respectfully request that the SEC approve qualification at its earliest convenience.  Upon receipt of notice of qualification, we will request a date of effectiveness.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate
J. Martin Tate, Esq.